AN 4/8/2002

02022840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 2 9 2002 365

SEC FILE NUMBER
8- 40282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gerwin Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14945 Ventura Blvd., Suite 222
(No. and Street)

Sherman Oaks (City) California (State) 91403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gerwin (818) 817-7700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gerwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerwin Group, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 28 day of March, 2002

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

SCOTT A. WOLFF
Commission # 1192192
Notary Public - California
Los Angeles County
My Comm. Expires Aug 3, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Gerwin Group, Inc.

I have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
March 18, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Gerwin Group, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash and cash equivalents	$ 6,854
Accounts receivable	8,485
Total assets	$ 15,339

Liabilities and Stockholder's equity

Liabilities	
Accounts payable	$ 590
Commissions payable	4,422
Income taxes payable	1,776
Total liabilities	6,788
Stockholder's equity	
Common stock, $1 par value, 10,000 authorized and outstanding	10,000
Additional paid-in capital	38,650
Accumulated deficit	(40,099)
Total stockholder's equity	8,551
Total liabilities and stockholder's equity	$ 15,339

The accompanying notes are an integral part of these financial statements.

Gerwin Group, Inc.
Statement of Income
For the year ended December 31, 2001

Revenue	
Commissions	$ 98,180
Interest and dividends	32
Realized gains (losses)	(4,187)
Total revenue	94,025
Expenses	
Employee compensation and benefits	36,860
Commissions and floor brokerage	17,945
Occupancy and equipment rental	6,510
Taxes, other than income taxes	4,205
Other operating expenses	27,466
Total expenses	92,986
Income (loss) before taxes	1,039
Income tax provision	
Income tax provision	800
Total income tax provision	800
Net income (loss)	$ 239

The accompanying notes are an integral part of these financial statements.

Gerwin Group, Inc.
Statement of Changes of Stockholder's Equity
For the year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$ 10,000	$ 37,350	$ (40,338)	$ 7,012
Additional paid-in capital	–	1,300	–	1,300
Net income (loss)	–	–	239	239
Balance, December 31, 2001	$ 10,000	$ 38,650	$ (40,099)	$ 8,551

The accompanying notes are an integral part of these financial statements.

Gerwin Group, Inc.
Statement of Changes in Cash Flow
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ 239
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Gain) loss on sale of marketable securities	$ 4,187	
(Increase) decrease in:		
Accounts receivable	(4,840)	
(Decrease) increase in:		
Accounts payable	(540)	
Commissions payable	2,600	
Income taxes payable	(1,334)	
Total adjustments		73
Net cash and cash equivalents provided by operating activities		312
Cash flows from investing activities:		
Proceeds from sale of marketable securities	3,997	
Purchase of marketable securities	(32)	
Net cash and cash equivalents provided by investing activities		3,965
Cash flows from financing activities:		
Proceeds from issuance of additional paid-in capital	1,300	
Net cash and cash equivalents provided by financing activities		1,300
Net increase in cash and cash equivalents		5,577
Cash and cash equivalents at beginning of year		1,277
Cash and cash equivalents at end of year		$ 6,854

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ 1,600
Interest	$ 568

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Gerwin Group, Inc. (the "Company") was formed as a California corporation on August 22, 1988, under the name Gerwin Stinziano Securities, Inc., to engage in business as a broker/dealer for direct participation programs (DPP). On December 6, 2000 the Company legally changed its name to Gerwin Group, Inc. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has about 1,000 clients with no one client contributing an undue concentration of risk. The majority of the clients are in California, but there are some in Arizona, Illinois, Michigan and Ohio.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For the purpose of the statement of cash flows, cash and cash equivalents are defined as demand deposits at banks and cash deposits in money market funds.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Advertising costs are expenses as incurred.

The amount of current and deferred taxes payable or refundable is recognized as of date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

Note 2: INCOME TAXES

For the year ended December 31, 2001 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2001, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $6,074, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 1,491	2010
16,700	2011
325	2012
18,173	2013
3,802	2021
$ 40,491	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by December 31, 2001, the Company's net capital of $6,666 exceeded the minimum net capital requirement by $1,666; and the Company's ratio of aggregate indebtedness $(6,788) to net capital was 1.02:1.

Note 4: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 9,219
Adjustments:		
Retained earnings	$ (668)	
Non-allowable assets	(1,885)	
Total adjustments		(2,553)
Net capital per audited statements		$ 6,666

Note 5: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with Syndicapital, Inc., a company wholly owned by the sole stockholder of Gerwin Group, Inc. These company's are party to a management agreement with whereby Syndicapital, Inc. provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is charged a management fee by Syndicapital, Inc. per this agreement. For the year ended December 31, 2001, the Company paid Syndicapital, Inc. $3,524 for management fees, and Syndicapital, Inc. paid $1,058 in taxes for the Company. No amounts were due under this agreement as of December 31, 2001.

Gerwin Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital:

Stockholder's equity		
Common stock	$ 10,000	
Additional paid-in capital	38,650	
Retained deficit	(40,099)	
Total stockholder's equity		$ 8,551
Less: Non allowable assets		
Accounts receivable greater than 30 days	(1,885)	
Total adjustments		(1,885)
Net capital before haircuts		6,666
Less: Haircuts and undue concentration		
Total Haircuts		-
Net Capital		6,666
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 453	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 1,666
Ratio of aggregate indebtedness to net capital	1.02:1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. (See note 4)

See independent auditor's report.

Gerwin Group, Inc.
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to Gerwin Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Gerwin Group, Inc.
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to Gerwin Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

Gerwin Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Gerwin Group, Inc.

In planning and performing my audit of the financial statements of Gerwin Group, Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Gerwin Group, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
March 18, 2002